December 8, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC, ” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”)

 on behalf of the following series:

  T. Rowe Price Government Reserve Fund

  T. Rowe Price Short-Term Fund

  T. Rowe Price Short-Term Government Fund

  T. Rowe Price Treasury Reserve Fund

 File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your comments provided on November 29, 2021, regarding the Registrant’s registration statement filed on Form N-1A on September 28, 2021 (the “Registration Statement”). Your comments and our responses are set forth below.

Comment: With respect to the T. Rowe Price Treasury Reserve Fund’s prospectus, please revise the following sentence to conform to the recital of the fund’s 80% policy included in the summary section:

Shareholders will receive at least 60 days’ prior notice of a change in the policy requiring the fund under normal conditions to invest at least 80% of its net assets in government securities and repurchase agreements that are collateralized by government securities.

Response: We will revise the sentence to conform to the summary section.

Comment: In the Statement of Additional Information (“SAI”), please review footnote c to the first table included under the heading “Portfolio Managers’ Holdings in the Price Funds” and clarify the disclosure, as applicable.

Response: We will revise footnote c to the following:

Effective October 1, 2021, Paul D. Greene II succeeded Larry J. Puglia as portfolio manager of the fund. Therefore, the range of holdings is not yet available.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.